MANAGEMENT’S DISCUSSION AND ANALYSIS
The following is Management’s discussion and analysis (“MD&A”) of JED Oil Inc. (“JED”) for the three and six months ended June 30, 2006. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of JED Oil Inc. (“JED”) for the three and six months ended June 30, 2006 prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), other financial information included in this quarterly report and with the MD&A and the audited consolidated financial statements for the year ended December 31, 2005 and the accompanying notes contained in the 2005 Annual Report. This MD&A was written as of August 10, 2006. All amounts are stated in United States dollars except where otherwise indicated.
CERTAIN FINANCIAL REPORTING MEASURES
The term “funds from operations” expressed before changes in non-cash working capital, is used by the Company to measure and evaluate operating performance, leverage and liquidity. The term “netback”, which is calculated as the average unit sales price, less royalties and operating expenses, represents the cash margin for every barrel of oil equivalent sold. These terms do not have any standardized meaning prescribed by United States GAAP and therefore may not be comparable with the calculation of similar measures for other companies.
It is management’s view, based on its communications with investors during events like conference calls, webcasts or road shows, that funds from operations is relevant to our investors and shareholders. Funds from operations is reconciled to GAAP earnings in a table included in this MD&A.
Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“BOE”) using the ratio of six (6) thousand cubic to one (1) barrel of oil (“bbl”). BOE’s may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This interim report includes forward-looking statements. All statements other than statements of historical facts contained in this interim report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in our 2004 Annual Report on Form 20-F, our Annual Information Report and elsewhere in this interim report.
Other sections of this interim report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Incorporation and Commencement of Operations
JED Oil Inc. (“JED” or “the Company”) was incorporated under the laws of the Province of Alberta on September 3, 2003 and commenced oil and gas operations in the second quarter of 2004. As a result, the financial information in this report comprises the operating results for the three and six month periods ended June 30, 2006 and includes only comparative figures for the three and six month periods ended June 30, 2005. During the three month period ended June 30, 2004, the Company completed its initial public offering and commenced trading on the American Stock Exchange under the symbol “JDO”.
Overview
JED’s production for the second quarter averaged 2,277 barrels of oil equivalent per day, including 904 barrels of medium and heavy oil and 8,234 thousand cubic feet of natural gas. This is up 291% from 583 boe per day in the same period in 2005. For the six month period ended June 30, 2006, the Company averaged 1,766 barrels of oil equivalent per day of production compared with 584 barrels of oil equivalent for the same period in 2005. The increase in production is mainly the result of the 2005/2006 winter drilling program in Alberta and BC.
Summarized Financial and Operational Data

	Three Months Ended June 30*			Six Months Ended June 30*
	2006	2005	Change	2006	2005	Change

Exit production rate (boe/d)	1,825	705	159%	1,825	705	159%
Petroleum and natural gas revenues	$8,638,954	$1,994,336	333%	$13,276,852	$3,733,901	256%
Average sales volumes (boe/d)	2,277	583	291%	1,766	584	202%
Funds from operations	$3,153,519	$1,706,938	85%	$4,631,949	$2,528,473	83%
Funds from operations per share, basic	$0.20	$0.12	67%	$0.31	$0.18	72%
Net income	$467,780	$865,332	-46%	$445,685	$998,921	-55%
Net income per share, basic	$0.03	$0.06	-50%	$0.03	$0.07	-57%
Average number of shares outstanding	15,452,402	14,401,884	7%	15,067,123	14,335,806	5%
Average price for oil and natural gas liquids (US$/bbl)	$52.00	$38.28	36%	$48.90	$35.30	39%
Average price for natural gas (US$/mcf )	$5.82	$5.99	-3%	$6.02	$5.90	2%
Production costs per boe	$8.01	$6.80	18%	$8.80	$5.06	74%
General and administrative expenses per boe (cash portion)	$4.41	($3.07)	244%	$5.11	$2.97	72%

*	Per share information and weighted average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005.
Production Volumes

	Three Months Ended June 30			Six Months Ended June 30
Average daily production	2006	2005	Change	2006	2005	Change

Crude oil and natural gas liquids (bbls/d)	904	406	123%	746	461	62%
Natural gas (mcf/d)	8,234	1,063	675%	6,119	735	733%

Total (boe/d)	2,277	583	291%	1,766	584	202%

	Three Months Ended June 30			Six Months Ended June 30
Exit production	2006	2005	Change	2006	2005	Change

Exit oil production (in bbls/day)	638	555	15%	638	555	15%
Exit gas production (in mcf/day)	7,121	900	691%	7,121	900	691%

Exit total production (in boe/day)	1,825	705	159%	1,825	705	159%

As budgeted, the Company exited the second quarter of 2006 at a production rate of 1,825 boe/d. The decline was expected in light of the spring break-up which has a temporary seasonal effect on Canadian exploration and development companies. At present, JED is in the completion process for four Ferrier and the first Pinedale well.
Petroleum and Natural Gas Revenue

	Three Months Ended June 30			Six Months Ended June 30
Revenue by Product	2006	2005	Change	2006	2005	Change

Crude oil and natural gas liquids	$4,278,623	$1,414,961	202%	$6,605,205	$2,948,821	124%
Natural gas	$4,360,331	$579,375	653%	$6,671,647	$785,080	750%

Total petroleum and natural gas revenue	$8,638,954	$1,994,336	333%	$13,276,852	$3,733,891	256%

For the quarter, petroleum and natural gas revenues increased 333% to $8,638,954 from $1,994,336 for the same period in 2005. The increase is due to higher production volumes for the quarter as a result of the drilling activities in 2005 and to date in 2006 as well as increased oil prices. Production revenue for the quarter consisted of $4,278,623 of crude oil and natural gas liquids and $4,360,331 of natural gas sales.
For the six months ended June 30, 2006, petroleum and natural gas revenues increased 256% to $13,276,852 from $3,733,891 for the same period in 2005. The increase is due to higher production volumes for the quarter as a result of the drilling activities in 2005 and to date in 2006 aided by an increase in the realized oil price. The Company continues to shift its production efforts towards natural gas with short term focus in Ferrier and Pinedale. Currently, December 2006 futures contracts trading on NYMEX settled above $10/mmBtu.
Commodity Pricing
For the three and six month periods ended June 30, 2006, JED realized the following commodity prices compared with the same periods in 2005:

	Three Months Ended June 30			Six Months Ended June 30
Commodity Pricing Benchmarks	2006	2005	Change	2006	2005	Change

West Texas Intermediate (US$/bbl)	$70.28	$53.17	32%	$67.53	$51.51	31%
Exchange rate (1 $CDN = $US)	0.89	0.81	10%	0.88	0.81	9%
West Texas Intermediate (CDN$/bbl)	$62.55	$65.93	-5%	$59.43	$63.87	-7%
AECO monthly index (Cdn$/mcf)	$5.97	$7.35	-19%	$7.41	$7.11	4%

	Three Months Ended June 30			Six Months Ended June 30
Average Prices received by JED	2006	2005	Change	2006	2005	Change

Oil and Natural gas liquids (US$/bbl)	$52.00	$38.28	36%	$48.90	$35.30	39%
Natural gas (US$/mcf )	$5.82	$5.99	-3%	$6.02	$5.90	2%

Total (per boe)	$41.70	$37.57	11%	$41.53	$35.33	18%

JED currently does not have any financial derivative contracts or fixed price contracts in place. All crude oil and natural gas volumes are being sold in the spot market.
Royalties
Royalties include crown, freehold and gross overriding royalties paid to respective royalty owners based on production and sales of crude oil and natural gas.

	Three Months Ended June 30			Six Months Ended June 30
	2006	2005	Change	2006	2005	Change

Royalties	$1,920,903	$175,008	998%	$2,732,088	$566,089	383%
As a percentage of production revenue	22%	9%	144%	21%	15%	40%
Royalties per boe	$9.27	$3.30	181%	$8.55	5.36	60%
The Company is expected to maximize its $500,000 Alberta Royalty Tax Credit limit in the second half of 2006. As a result, management anticipates that based on current commodity prices, the average royalty rate for the remainder of 2006 will be between 22% and 26% of petroleum and natural gas revenue.
The Alberta Government recently announced that it plans to discontinue the Alberta Royalty Tax Credit program in 2007. Canadian producers are expecting to incur slightly higher crown royalty rates as a result of this decision.
Production Expenses

	Three Months Ended June 30			Six Months Ended June 30
	2006	2005	Change	2006	2005	Change

Production expenses	$1,660,375	$360,962	360%	$2,812,561	$535,058	426%
As a percentage of production revenue	19%	18%	6%	21%	14%	50%
Production expenses per boe	$8.01	$6.80	18%	$8.80	$5.06	74%
Production expenses increased 360% to $1,660,375 during the quarter compared to $360,962 during the same period in 2005. For the six months ended June 30, 2006, production expenses increased 426% to $2,812,561 compared to $535,058 for the same period in 2005. As a percentage of production revenue, production expenses remained relatively consistent at 19% during the second quarter of 2006. Production expense as a percentage of revenue for the six month period ending June 30, 2006 increased to 21% from 14% for the same period in 2005 due to production expense adjustments relating to prior periods being recorded in the first quarter of 2006.
The Company plans to reduce production expenses by taking over operatorship in core areas in Alberta and through its development activities in both Alberta and Wyoming over the next year.
General and Administrative Expenses

	Three Months Ended June 30			Six Months Ended June 30
	2006	2005	Change	2006	2005	Change

General and administrative expenses – cash portion (net)	914,453	($162,749)	662%	$1,632,162	$314,089	420%
General and administrative expenses – non-cash portion	$446,278	$161,124	177%	$661,200	$279,514	137%
As a percentage of production revenue – cash portion	11%	-8%	238%	12%	8%	50%
General and administrative expenses per boe — cash portion	4.41	($3.07)	-244%	$5.11	$2.97	72%

For the three month period ended June 30, 2006, general and administrative (“G&A”) expenses, net of capitalized G&A, increased 662% to $914,453 from a negative $162,749 for the same period in 2005. For the six month period ended June 30, 2006, G&A expenses increased by 420% to $1,632,662 from $314,089 for the same period in 2005. The abnormally low 2005 G&A expense is mainly attributable to a 2004 bonus recovery of $803,737 that was recovered from Enterra Energy Trust (“Enterra”) in 2005 which was previously expensed in the Company records in 2004. The recovery of the bonus was approved by the Enterra shareholders in June of 2005. The current level of G&A expense is attributable to the increase in the staff required to manage the increased drilling activities of the Company.
For the three and six month periods ended June 30, 2006, stock-based compensation expense relating to the Company’s stock option plan was $466,278 and $661,200, respectively, compared with $161,124 and $279,514 for the same periods in 2005. The increase for the periods is partly due to the granting of 45,000 options to a new Board member during the second quarter of 2006. Options granted to directors are vested immediately and thus the full value of the options is expensed in the period that the options are granted. The Company stock price assumption was also increased from 35% to 50% in determining the fair value of options granted which increased stock-based compensation expense recorded for 2006.
Interest Expense
On June 1, 2006, JED completed a private placement for a total of $34,325,000 10% Senior Subordinated Convertible Notes. The Notes mature on February 1, 2008 and pays interest on a quarterly basis. The Notes are convertible into common shares at the option of the holder at $16/common share.
On March 9, 2006, JED entered into a Cdn $20,000,000 (US$17,100,000) Revolving Loan Facility with a Canadian commercial lending institution. The limit on the Revolving Loan Facility was subsequently increased to Cdn $23,500,000. The facility bears interest at Canadian prime lending rate plus 0.25% and is repayable on demand. At June 30, 2006, the Company had not drawn any amounts from this facility and is in compliance with its debt covenants.
The Company issued $20,000,000 Convertible Subordinated Note Agreement on August 3, 2005 that bears interest at a rate of 10% per annum. On May 24, 2006, $5,765,000 of the original Convertible Subordinated Note was replaced by an Amended and Restated Senior Subordinated Convertible Note with similar terms to the 10% Senior Subordinated Convertible Notes issued on June 1, 2006.
JED incurred $989,704 and $1,532,525 in interest expense for the three and six month periods ended June 30, 2006, respectively. The Company had no debt for the same periods in 2005 and thus, no interest expense was recorded for the comparative periods.
Depletion, Depreciation and Accretion

	Three Months Ended June 30			Six Months Ended June 30
	2006	2005	Change	2006	2005	Change

Depletion, depreciation and accretion expense	$6,150,127	$713,043	763%	$8,504,680	$1,437,795	492%

As a percentage of production revenue	71%	36%	97%	64%	38	% 68%

Depletion, depreciation and accretion expense per boe	$29.68	$13.43	121%	$26.61	$13.39	99%

The Company follows the full cost method of accounting for oil and gas operations. Accordingly, the cost of all successful and unsuccessful wells are added to the Company’s capital base and depleted at the rate of production over the remaining proved reserves as determined by independent reserve engineers at December 31, 2005 and by the Company’s internal engineering estimates at June 30, 2006.

During the first half of 2006, the Company directed its attention in successfully converting multiple locations on Enterra lands that were previously assigned proven undeveloped reserves into proven producing reserves. For the remainder of 2006 and 2007, JED will refocus its energies towards establishing new proven reserves in Alberta and Wyoming. By adding new proven undeveloped and producing reserves to its portfolio, JED anticipates the depletion, depreciation and accretion expense on a boe basis to decline below its current levels throughout the remainder of 2006 and into 2007.
Foreign Exchange Gain

	Three Months Ended June 30			Six Months Ended June 30
	2006	2005	Change	2006	2005	Change

Foreign Exchange Gain	$153,684	$32,561	372%	$107,975	$187,757	-42%

During the first half of 2006, the US dollar declined in value in relation to the Canadian dollar. Since JED is a net debtor in US currency, the Company recorded a $153,684 and $107,975 foreign exchange gain in the three and six month period ended June 30, 2006. Subsequent to June 30, 2006, the US dollar has strengthened against the Canadian dollar. If this trend continues, JED will likely post foreign exchange losses for the remainder of 2006.
Income Taxes
At March 31, 2006, JED recorded a deferred tax recovery of $1,114,659 by removing a portion of the valuation allowance associated with its deferred tax assets. At June 30, 2006, due to the increased level of production, generation of current operational income, and on other evidence that supports the position that the Company will more likely than not utilize its deductible timing differences and carryforwards, JED recorded the remainder of its deferred tax asset for $3,861,151. The Company did not record any income, capital or other taxes for the three and six month periods ended June 30, 2005.
Net Income

	Three Months Ended June 30			Six Months Ended June 30
	2006	2005	Change	2006	2005	Change

Net income	$467,780	$865,332	-46%	$445,685	$998,921	-55%
Net income as a percentage of total revenue	5%	42%	-88%	3%	25%	-88%
Net income on a per boe basis	$2.26	$16.31	-86%	$1.39	$9.45	-85%
Net income per share — basic	$0.03	$0.06	-50%	$0.03	$0.07	-57%
Net income per share — diluted	$0.03	$0.06	-50%	$0.03	$0.07	-57%
Weighted average number of shares outstanding	15,452,402	14,401,884	7%	15,067,123	14,335,806	5%

Net income for the quarter ended June 30, 2006 was $467,780 compared to net income of $865,332 for the same period in 2005. Net income for the six month period ended June 30, 2006 was $445,685 compared to net income of $998,921 for the same period in 2005. The decrease in earnings is due to a higher rate of depletion, depreciation, and amortization expense being recorded in 2006. JED is now in a different phase of its development program whereby it will refocus its efforts to the discovery of new proven producing and undeveloped reserves for the remainder of 2006 and into 2007. This strategy should result in the reduction of depletion, depreciation, and accretion expense over the next six to twelve months.

Funds From Operations
It is management’s view that funds from operations is a very useful measure of performance. Funds from operations is a good benchmark when comparing results from year to year or quarter to quarter because it excludes one-time non-cash and non-recurring events that may otherwise distort the financial results. Funds from operations is a non-GAAP measure, reconciled with GAAP net earnings in the table below:

	Three Months Ended June 30			Six Months Ended June 30
	2006	2005	Change	2006	2005	Change

Net income for the period	$467,780	$865,332	-46%	$445,685	$998,921	-55%
Add back (subtract) non-cash items:
Depletion, depreciation and accretion	6,150,127	713,043	763%	8,504,680	1,437,795	492%
Foreign exchange gain	(153,684)	(32,561)	372%	(107,975)	(187,757)	-42%
Stock-based compensation	446,278	161,124	177%	661,200	279,514	137%
Amortization of deferred financing costs	104,169	—	N/A	104,169	—	N/A
Deferred tax recovery	($3,861,151)	—	N/A	(4,975,810)	—	N/A
Funds from operations	$3,153,519	$1,706,938	85%	$4,631,949	$2,528,473	83%
As a percentage of total revenue	37%	82%	-55%	35%	64%	-45%
Funds from operations per boe	$15.22	$32.16	-53%	$14.49	$23.92	-39%

Per share information
Funds from operations per share — basic	$0.20	$0.12	67%	$0.31	$0.17	82%
Funds from operations per share — diluted	$0.17	$0.12	42%	$0.25	$0.17	47%
Weighted average number of shares outstanding	15,452,402	14,401,884	7%	15,067,123	14,335,806	5%

Funds from operations increased 83% to $4,631,949 for the first half of 2006 compared to $2,528,473 during the same period in 2005. Funds from operations per basic share for the first half of 2006 increased 82% to $0.31 compared with $0.17 per basic share for the same period in 2005. The increase is mainly due to the increased production of oil, natural gas, and natural gas liquids in the second quarter of 2006 versus the same period in 2005.

Capital Expenditures

	Three Months Ended June 30			Six Months Ended June 30
Capital Expenditures	2006	2005	Change	2006	2005	Change

Drilling and completions	$4,971,665	$5,185,597	-4%	$31,194,491	$10,158,759	207%
Facilities and equipment	$6,588,156	$2,013,223	227%	$10,317,582	$4,326,310	138%
Corporate	$102,524	$122,869	-17%	$102,524	$149,861	-32%

Total	$11,662,345	$7,321,689	59%	$41,614,597	$14,634,930	184%

Cash capital expenditures for the quarter ended June 30, 2006 were $11,662,345 compared to $7,321,689 in the same period in 2005. For the six months ended June 30, 2006, the Company has invested $41,614,597 as compared to $14,634,930 for the same period in 2005.

During the second quarter of 2006, the Company drilled 2 gross wells (0.9 net) with a 100% success rate in Ferrier.
Liquidity and Capital Resources
On June 1, 2006, JED completed a private placement for a total of $34,325,000 10% Senior Subordinated Convertible Notes. The Notes mature on February 1, 2008 and pays interest on a quarterly basis. The Notes are convertible into common shares at the option of the holder at $16/common share.
On March 9, 2006, JED entered into a Cdn $20,000,000 (US$17,100,000) Revolving Loan Facility with a Canadian commercial lending institution. The limit on the Revolving Loan Facility was subsequently increased to Cdn $23,500,000. The facility bears interest at Canadian prime lending rate plus 0.25% and is repayable on demand. At June 30, 2006, the Company had not drawn any amounts from this facility and is in compliance with its debt covenants.
The Company issued $20,000,000 Convertible Subordinated Note Agreement on August 3, 2005 that bears interest at a rate of 10% per annum. On May 24, 2006, $5,765,000 of the original Convertible Subordinated Note was replaced by an Amended and Restated Senior Subordinated Convertible Note with similar terms to the 10% Senior Subordinated Convertible Notes issued on June 1, 2006.
At June 30, 2006, JED had a total of 14,953,713 shares outstanding (December 31, 2005 – 14,630,256), 1,041,190 stock options outstanding (June 30, 2005 – 1,291,251), 274,750 share purchase warrants outstanding (June 30, 2005 – 156,250), 1,797,498 Series B Convertible Preferred shares, and 2,505,625 (June 30, 2005 – 1,000,000) shares reserved for issuance upon conversion of the Convertible Subordinated Note.
Commitments and Guarantees
The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.
The Company has entered into five separate Standard Daywork Contracts with a drilling contractor who will supply the Company with five drilling rigs for a period of three years. The terms of each contract call for a minimum requirement of 250 operating days per year for a total of 750 operating days over the three-year term of each contract. The following outlines the Company’s estimated commitments over the life of the contracts:
Estimated minimum lease payments:

2006	$12,719,178
2007	$18,750,000
2008	$18,750,000
2009	$4,171,233
New Accounting Standards
Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Corporation is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

Subsequent Events
On February 27, 2006, JED and JMG announced they have signed a letter of intent to pursue a possible acquisition of JMG by JED. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. This exchange ratio is based on the “market to market” recent trading prices of JED and JMG stock and the transaction is subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and shareholders of JED. Completion of the transaction is also subject to receipt of all required regulatory and stock exchange approvals in both the United States and Canada, and to the approval of the shareholders of both JMG and JED. It is anticipated that all of the outstanding common shares, warrants and options of JMG will be converted at the above-mentioned exchange rate. The JMG Board of Directors has extended the JMG warrants that were to expire in August and December of 2006 to January 15, 2007.
Subsequent to June 30, 2006, JED and Enterra signed a proposal to swap interests in Western Canadian oil and gas properties. JED will concentrate its working interest in Ferrier by transferring non-core assets to Enterra. JED will operate its wells and facilities in the Ferrier area. As part of the proposal, JED and Enterra will terminate the existing Agreement of Business Principles. The transaction is expected to be made effective July 1, 2006.
Related Party Transactions
Enterra Energy Trust
Under an Agreement of Business Principles, properties acquired by Enterra Energy Trust (“Enterra”) will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they are exploration properties, and contract operated and drilled by JED if they are development projects. Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties). Should Enterra elect to have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra. Enterra will have a first right to purchase assets developed by JED.
Under a Technical Services Agreement, both the Company and Enterra provide operational, technical and administrative services in connection with the management, development and exploitation and operation of the assets of JED, Enterra and JMG. Each Company provides these services on an expense re-imbursement basis based on the monthly capital activity and production levels relative to the combined capital activity and production levels of all three companies. The total outstanding from Enterra at December 31, 2005 under this agreement was $6,205,676. Effective January 1, 2006, the Technical Services Agreement with Enterra and JMG was terminated by all parties.
As at March 31, 2006, Enterra and JED are no longer related parties. Neither party have an equity interest in the other entity. Both parties have separate board of directors, management, and employees.
At December 31, 2005, Enterra owed JED $6,861,054 by way of a loan receivable. This amount was collected by JED in the six month period ended June 30, 2006.
JMG Exploration, Inc
In August 2004, the Company acquired 250,000 common shares of JMG Exploration, Inc (“JMG”), a private company at the time of the Company’s investment, representing approximately 11% equity interest in the total voting share capital of JMG, for cash consideration of $1,000,000. In August 2005, JMG completed its initial public offering which reduced the Company’s ownership in JMG to approximately 6%. The Company is represented with two of the five seats on the JMG Board of Directors. The Company’s investment in JMG is being accounted for using the equity method. At December 31, 2004, the Company owned 100% of the common shares of JMG and was required to include 100% of the equity loss of JMG for the period then ended. As the loss incurred by JMG for the period ended December 31, 2004 exceeded JED’s net investment, the Company reduced its net investment to zero. However, as JED has not guaranteed any obligations or is not committed to any further financial support, no additional equity losses on the JMG investment has been recorded.

At June 30, 2006, JED owed $1,830,123 to JMG for reimbursement of drilling costs.
ADDITIONAL INFORMATION
Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com. Information can also be obtained by contacting the Company at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 2V6 or by email at jedinfo@jedoil.com. Information is also available on the Company’s website at www.jedoil.com.